[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 13, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549-3628

Re:	Airgas, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2010

File No. 1-09344

Dear Ms. Duru:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company” or “Airgas”), at the request of the Staff of the Office of Mergers & Acquisitions of the Securities and Exchange Commission, I am writing to respond to the Staff’s comment conveyed to the undersigned earlier today. In response to the Staff’s comment, Airgas confirms that Innisfree, Airgas’ proxy solicitor, has advised Airgas that in compliance with Exchange Act Rule 14a-13(a)(3), Innisfree sent a Search Notice by electronic facsimile to banks and brokers and their agents, such as Broadridge, and also notified Broadridge by email, in each case at least 20 business days prior to the record date of the Airgas 2010 Annual Meeting.

*    *    *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mellissa Campbell Duru

Office of Mergers & Acquisitions

Securities and Exchange Commission

July 13, 2010

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,

David A. Katz

cc:	Daniel A. Neff, Esq.

Wachtell, Lipton, Rosen & Katz

Robert H. Young, Jr., Esq.

Airgas, Inc.